Exhibit (a)(1)(x)

[Old Second Letterhead]

Old Second Bancorp, Inc. Announces Final Results of Tender Offer and the Sale of Trust Preferred Securities

        Aurora, Illinois, July 1, 2003—Old Second Bancorp, Inc. (Nasdaq: OSBC) today announced the final results of its previously announced tender offer for up to 723,100 shares of its common stock. The offer expired at 5:00 p.m., Aurora, Illinois time, on June 24, 2003.

        A total of 829,265 shares were validly tendered and not withdrawn. Because more shares were validly tendered than were accepted for payment, shares validly tendered were purchased on a pro rata basis per tendering stockholder, with Old Second fully purchasing all of the shares tendered by odd lot holders. The final pro ration factor was 87.17% and Old Second accepted 723,053 total shares for repurchase pursuant to the tender offer.

        The purchase price applies to each share accepted for payment pursuant to the offer. The total cash payment required to complete the tender was approximately $30.7 million, which was funded from the proceeds of Old Second's trust preferred transaction and available corporate funds. Payment for the shares accepted for purchase occurred on June 30, 2003. All shares not accepted for payment will be promptly returned to holders.

        Old Second also announced its completion of the sale of $27.5 million of cumulative trust preferred securities issued by its subsidiary Old Second Capital Trust I, a Delaware statutory trust (Nasdaq: OSBCP). Each trust preferred security has a liquidation value of $10 and a distribution rate of 7.80% per year with cumulative quarterly cash distributions. Approximately $4.1 million of additional trust preferred securities will be on July 3, 2003, pursuant to the issued exercise of the over-allotment option by the underwriters to the offering.

        Howe Barnes Investments, Inc., Chicago, Illinois, acted as information agent and dealer manager for the tender offer and managing underwriter for the trust preferred offering. The Old Second National Bank of Aurora served as depositary for the tender offer. Prospectuses for the trust preferred offering may be obtained from Howe Barnes Investments, Inc. at 135 South LaSalle Street, Suite 1500, Chicago, Illinois 60603.

        Forward Looking Statements: This release may contain forward looking statements. Forward looking statements are identifiable by the inclusion of such qualifications as expects, intends, believes, may, likely or other indications that the particular statements are not based upon facts but are rather based upon Old Second's beliefs as of the date of this release. Actual events and results may differ significantly from those described in such forward looking statements, due to changes in the economy, interest rates or other factors. For additional information about these factors, please review our filings with the Securities and Exchange Commission.

        A registration statement relating to the trust preferred securities has been filed with the Securities and Exchange Commission and declared effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.